Calise Y. Cheng
+1 650 843 5172
ccheng@cooley.com

January 15, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attn:     Amy Geddes
Doug Jones
Taylor Beech
Erin Jaskot

Re:	Coupang, Inc.
Draft Registration Statement on Form S-1
Submitted December 7, 2020
CIK No. 0001834584
Ladies and Gentlemen:
On behalf of Coupang, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 5, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on December 7, 2020. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.
Draft Registration Statement on Form S-1 Submitted December 7, 2020
Prospectus Cover, page i
1.We note your disclosure that outstanding shares of Class B common stock will control a certain percentage of the company’s voting power. Please revise your disclosure here and elsewhere, as applicable, to clearly state that Mr. Kim, the company’s Chief Executive Officer, is the holder of all Class B common stock.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on the prospectus cover and pages 8 and 55 accordingly.

Summary Risk Factors, page 6

2.Please quantify the net losses incurred in each of the past three fiscal years and quantify your accumulated deficit.
Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 6 and 13 accordingly.

Risk Factors, page 13

3.You disclose on page 49 you are a holding company and you rely on dividends, loans and other distributions on equity paid by your operating subsidiaries. In consideration of Item 11(e) of Form S-1, please explain to us your consideration of the applicability of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X to your filing.

Response: The Company acknowledges the Staff’s Comment, and in consideration of the applicability of Rules 4-08(e), 5.04(c) Schedule I, and 12-04 of Regulation S-X, the Company has revised the disclosure on pages 49, 59, F-23, and F-38 to F-41 accordingly to disclose certain restrictions on the Company’s ability to pay dividends and receive dividends or loans from its subsidiaries.
We cannot predict the effect our dual class structure may have on the price per share of our Class A common stock, page 54
4.Please describe here, or elsewhere as appropriate, the dilutive effect on the Class A holders that will occur as the result of future conversion of Class B common stock.
Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 8 and 55 accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting our Performance, page 80
5.Given that the increasing participation of customers in your Rocket WOW membership program is a key driver of increasing Net Revenues per Active Customer, please disclose the percentage of Active Customers that were Rocket WOW members in each of the last two completed fiscal years.
Response: The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that given the nature of the Rocket WOW program and its long-term focus, it does not believe that the percentage of Active Customers who are Rocket WOW members is information that is meaningful or useful to investors, and that such information could potentially be misleading. The Company believes that the number of Active Customers is the key customer metric for investors. The Company has supplementally revised the disclosure on page 82 accordingly to clarify the long-term nature of this driver of growth on the Company’s business.
Rocket WOW membership is a program designed to enhance the overall customer experience and convenience, enhance the Company’s reputation, and create long-term customer relationships and loyalty by providing the customer with easy and rapid access to the many products and services that are available through the Company’s apps and websites, which are all part of the Company’s omni-channel distribution system. The Company has enhanced Rocket WOW membership benefits over time and expects to continue to do so, but those efforts are not designed to drive an increase in short-term Net Revenues, and instead the initiatives are expected to provide greater customer loyalty over many years.
In contrast, Active Customers during any period are influenced by a number of shorter-term factors, including product selection and mix, new offerings, merchant initiatives, seasonal factors and economic and competitive conditions. The Company believes that this Active Customers metric better reflects the number of customers purchasing on the Company’s apps or websites and/or utilizing its services during a given period, and therefore directly contributing to Net Revenues.
Due to these factors, there could be a situation in which, due to new products or other factors, a broad increase in customer demand occurs, showing strength in the Company’s business, but the percentage of Active Customers who are Rocket WOW members decreases compared to a prior period. In such a circumstance, it could mislead investors to show a declining percentage of Rocket WOW members. As a result of the difference in goals and time frames, the Company does not use the percentage of Active Customers who are Rocket WOW members to manage its business.
Components of Results of Operations, page 86
6.To the extent material, please describe here, and elsewhere as appropriate, the qualitative and quantitative aspects of your promotional discounts and loyalty rewards programs.
Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 86 and 87 accordingly.
Liquidity and Capital Resources, page 89
7.You state that you expect your investment into your growth strategy will continue to be significant, including with respect to the expansion of your fulfillment, logistics and technology capabilities. Please disclose any material commitments for capital expenditures as of the end of the latest fiscal period. So that investors understand the magnitude of future investments and expenditures, please disclose any material trends in such expenditures, to the extent practicable. Refer to Item 303(a)(2) of Regulation S-K.
Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on page 90 accordingly. The Company respectfully informs the Staff that as of December 31, 2019, the Company had no material contractual commitments related to its capital expenditures.
8.Please provide a more robust analysis of the nearly $383 million (55%) decrease in net cash outflow of operating activities in 2019 compared to 2018 and material changes between any other comparative periods presented. Note and discuss all material factors contributing to the change. In particular, address the most material items within the cited changes in operating assets and liabilities contributing to the change between 2019 and 2018 and discuss any associated material underlying factors. Please note references to noncash items and results may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Quantify variance factors cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases.
Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 90 and 91 accordingly.
Business, page 97
9.We note from your disclosure here you recently expanded your service offerings to include "Rocket Fresh" fresh food and grocery delivery and "Coupang Eats" restaurant order and delivery. We further note your use of "Coupang Flex" and "Eats Delivery" partners as independent contractor delivery drivers in association with the noted services. Please tell us how you record these transactions in your financial statements and clarify if your revenue related to these arrangements is material.
Response: The Company respectfully acknowledges the Staff’s Comment and recognizes that the Company has expanded its e-commerce offerings to include online groceries through Rocket Fresh inventory. This allows customers to order from the Company’s inventory of online grocery products, which are then delivered through the Company’s logistics delivery network. This service is part of the Company’s overall Rocket Delivery offering, whereby the customer’s purchase price of any of the Company’s owned-inventory retail sales includes delivery by the Company, including Rocket Fresh products. The Company utilizes predominantly its own fleet of employed delivery drivers as well as Coupang Flex partners to deliver items available on Rocket Delivery. In these transactions, the customer is purchasing both the inventory and related delivery, which is included in the net retail price charged to the customer. Net retail sales is recorded by the Company when control of the product is transferred to the customer, which occurs upon delivery to the customer. Expenses incurred in connection with delivery of the Company’s Rocket Delivery products to the customers, including costs relating to the Coupang Flex partners, are recorded in Cost of sales.
Coupang Eats revenue is generated from commissions received from restaurants when customers place an order, as well as revenue earned for delivery services provided by the

Company for these orders. As noted, the Company utilizes Eats Delivery Partners as independent contractor delivery drivers to deliver all Coupang Eats orders. The revenue earned and related expenses incurred from these Coupang Eats transactions are not material.
10.We further note from disclosure here you provide digital financial services through your "Coupang Pay" that includes payment processing services and acceptance of payments using a variety of methods, including credit and debit cards and money transfers. Please tell us how Coupang Pay transactions are processed and settled. Include in your response the types of fees charged on each transaction and how these fees are recorded in your financial statements. In addition, please clarify if your revenue related to these arrangements is material.
Response: The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that Coupang Pay provides financial services such as a payment gateway for processing and settling electronic payments associated with purchases only on Coupang and escrow of related funds. When customers choose to make payments using a credit card, debit card or bank transfer, Coupang Pay collects the money from the relevant financial institution. If a portion of those funds are due to one or more third-party merchants, Coupang Pay will hold those funds which are recorded as Accounts payable on the Company’s consolidated balance sheet, and settle with the merchant(s) on an established timeline.
Financial institutions charge Coupang Pay fees to process transactions, which are recorded as Operating, general and administrative expenses. Coupang Pay does not charge customers any additional fees for payment processing. Coupang Pay assists Coupang’s business by reducing friction in the payment and settlement process. As a result, the Company respectfully does not believe that additional disclosure on Coupang Pay is warranted.
11.We note your risk factors describing the company’s reliance on "Coupang Pay," as well as your disclosure on page 100 regarding your near-to-medium term expectation that the digital payments and online advertising offerings will expand your total addressable market. Please include a description of these offerings in your Business section to give investors a better understanding of how you plan to generate revenue from them.
Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on page 101 accordingly.
12.In an appropriate place, please describe the material terms of your AWS Enterprise Agreement.
Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 37 and 38 accordingly.
13.Please include a description of the general terms of your agreements with third-party merchants, including the general fee structure, duration and termination provisions of such agreements.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 103 accordingly.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Income Taxes, page F-12
14.You disclose the parent is a flow-through entity for tax purposes, and as such, U.S. federal and state income taxes on net domestic taxable earnings are the obligation of the parent’s members, and accordingly no provision for U.S. income taxes has been made in the accompanying consolidated financial statements. It appears the parent will become a taxable entity in the corporate conversion to occur in connection with the offering. Please explain to us the impact on income taxes presented in the filing associated with the corporate conversion and your consideration of providing pro forma tax and earnings per share data on the face of the historical statements for all periods included in the filing to the extent the impact is considered material.
Response: The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that the impact on income taxes presented in the filing associated with the corporate conversion is not anticipated to be material to the consolidated financial statements for all periods presented. The conversion itself is not expected to result in any significant tax expense to the Company. Further, the Company’s significant subsidiaries have historically generated significant tax losses that are not recognized in the consolidated financial statements, as full valuation allowances have been recorded. The Company does not expect there will be a material impact to the historical tax expense for any period presented and therefore does not believe that pro forma tax and earnings per share amounts to reflect the corporate conversion would be material to the investor. Additionally, the Company does not expect the corporate conversion to change its position with respect to the valuation allowances on net deferred tax assets.
Exhibits
15.Please file the plan of conversion as an exhibit to the registration statement. Alternatively, please tell us why you believe it is not required to be filed.
Response: The Company respectfully acknowledges the Staff’s Comment and has revised the exhibit list to the Registration Statement accordingly. The Company undertakes to supplementally file the plan of conversion as an exhibit in a future amendment to the Registration Statement.

General
16.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Response: The Company respectfully acknowledges the Staff’s Comment and will supplementally provide the Staff with copies of all such written communications.
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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,
/s/ Calise Y. Cheng
Calise Y. Cheng

cc:       Bom Suk Kim, Coupang, Inc.
Gaurav Anand, Coupang, Inc.
Eric C. Jensen, Cooley LLP
Natalie Y. Karam, Cooley LLP
Tad J. Freese, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP